November 26, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (850) 878-1230.

James S. Weaver
President  and Chief Executive Officer
Partners Financial Corporation
4085 Tamiami Trail North
Suite B-204
Naples, Florida  34103

Re:	Partners Financial Corporation
      Form SB-2 filed October 29, 2004
	File No. 333-120068


Dear Mr. Weaver:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please eliminate the defined terms, such as "Bank," "OTS" and
"FDIC."   Use the full name of the bank or a shortened version
that
is clear from context and not generic. Avoid use of acronyms that may not be widely known.
2. If Partners Financial or Partners Bank maintains a website, please disclose the website address.
3. Please advise the staff as to the location of the information required by Item 201 of Regulation S-B. In your amendment, please discuss the steps taken by management, if any, to facilitate the trading your shares on the Pink Sheets or any other market system.

Cover Page
4. Expand the second paragraph to state that the insiders will also receive warrants to acquire 305,000 shares and, upon exercise, will own between 34% and 47% of Partners Financial.
5. Revise the cover page to clarify that you must receive regulatory approval in order to begin operations. Also, please clarify that breaking escrow is contingent upon receiving any level of OTS or FDIC approval.
6. Revise to state that in the event that you break escrow and begin operations but fail to gain final regulatory approval, shareholders will receive their funds, less any expenses or the claims of creditors. Similarly, please add a more extensive discussion of this subject to the Summary.

Prospectus Summary - page 1
7. Since receiving regulatory approval is required before you begin operations, please revise this section to clarify the steps that you have and will have to take prior to receiving preliminary and final regulatory approval.

Terms of the Offering - page 6
8. Revise this section to note any states in which you currently expect to qualify this offering.

The Offering - page 7
9. Confirm that the continuous offering will be made at the $10.00 offering price throughout, regardless of the price in any trading market.
10. Revise this section and the Cover Page to identify the last date to which you can extend the offering.

Plan of Distribution and How to Subscribe - page 10
11. Revise this section to discuss the right of the Board to reject subscriptions at their sole discretion. If there are any particular types of subscriptions that the Board anticipates rejecting at this time, please identify those particular types of potential shareholders.
12. Please advise the staff, and revise this section, to clarify whether your officers and directors will be relying upon the safe harbor contained in Rule 3a4-1. If your officers and directors plan to rely upon the rule, please provide your analysis as to how you determined that they met the rule`s requirements. Alternatively, please identify the officers and directors as statutory underwriters or provide the staff with your analysis as to how you determined that they were not underwriters.

Capitalization - page 12
13. Your pro forma capitalization table shows a deficit balance in total stockholder`s equity under the minimum-offering scenario.
Please revise.

Dividend Policy - page 12
14. Revise this section to state whether management has any plans to pay dividends in the first 12 months of operations.

Management`s Discussion and Analysis of Operations - page 20
15. Revise this section, or the discussion in the Business section to provide a more detailed description of how management intends to implement its business plan in the opening 12 months of operations.
Which types of loans will you emphasize? What deposits will you focus upon, retail, commercial, brokered deposits? What risks does your operating strategy pose? The investor must be able to understand how you will deploy the capital raised in the offering as you begin operations. Please see Item 303 (a) of Regulation S-B.

Business of the Bank - page 21
General - page 21
16. Advise or revise the first sentence of the second paragraph to clarify the meaning of "permanent loans."
17. Please consider clarifying the statement in the third paragraph that your locations will be a major tool in your effort to capture market share. We note disclosure that your locations will be one main office and one branch office in Naples.

Market Area and Competition - page 22
18. Consider revising to provide demographic information on the age and aging trends of the population in Collier and Lee Counties.
19. Provide population and income demographics for Lee County.

Loan Portfolio - page 23
20. State the risks associated with each loan type and note which loans carry higher degrees of risk. Distinguish among the various residential loan types.
21. Disclose the percentage of each loan type management anticipates will comprise the loan portfolio.

Management and Stock Ownership- page 28
22. Disclose Mr. DeBilio`s occupation between leaving Chittenden Trust in 1998 and starting at Bancshares of Florida in 2002.
Also,
please confirm that Mr. DeBilio is not subject to any covenants not to compete or any other restriction on his service with Partners by virtue of his work with Bancshares of Florida.
23. Clarify when Mr. Saad became semi-retired and what occupation he currently engages in part-time.
24. Disclose when Mr. Watt became associated with Gulfshore Homes.
25. Clarify Mr. Weaver`s occupation during the past five years. The disclosure excludes his occupation between 2000 and 2002 and from 2003 to present.

Part II
Signatures
26. Please revise to provide the signature of the Controller or Principal Accounting Officer. Any person who occupies more than one of the positions specified in the instructions for signatures of Form
SB-2 shall indicate each capacity in which he signs the registration statement.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon M. Johnson at 202-942-2961 or Don Walker at 202-942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-942-1892 or the undersigned at 202-942-1974 with any other questions.

						Sincerely,


						Christian Windsor
						Special Counsel


cc:	Via U.S. Mail and Facsimile: (850) 878-1230
      A. George Igler, Esq.
      Richard L. Pearlman, Esq.
      Igler & Dougherty, P.A.
      2457 Care Drive
      Tallahassee, Florida 32308
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Partners Financial Corporation -- Form SB-2		Page 5 of 5